UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RESOLVE STAFFING, INC.
(Exact name of registrant as specified in its charter)

Nevada	33-0850639
(State of incorporation or organization)	(I.R.S. employer identification no.)

3235 Moni Drive Cincinnati, OH 45245
(Address of principal executive offices)

45245
(Zip code)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. □

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. X

Securities Act registration statement file number to which this form relates: ______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights
(Title of class)

Item 1. Description of Registrant's Securities to be Registered.

On May 26, 2006, the Board of Directors of Resolve Staffing, Inc. (the "Company") declared a dividend of one Common Stock Purchase Right (a "Right") for each outstanding share of common stock, $.0001 par value, of the Company (the "Common Stock"). The dividend is payable to the holders of record of the Common Stock at the close of business on May 26, 2006 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock at a Purchase Price of $10.00 per share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of May 26, 2006, between the Company and Florida Atlantic Stock Transfer, Inc., as Rights Agent (the "Rights Agreement").

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 20 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the date of such announcement being the "Stock Acquisition Date"), (ii) 20 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Common Stock or (iii) 20 business days after the Board of Directors of the Company shall declare any Person to be an "Adverse Person." In order to declare a Person to be an Adverse Person the Board of Directors must determine that such person, alone or together with its affiliates and associates, has become the Beneficial Owner of an amount of Common Stock which the Board of Directors determines to be substantial (which amount shall in no event be less than 10% of the Common Stock then outstanding) and, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gains under circumstances where the Board of Directors determines that the best long-term interests of the Company would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company, on the Company's employees, customers or suppliers or on the communities in which the Company operates or is located; provided, however, that the Board of Directors shall not declare any person who is the beneficial owner of 10% or more of the shares of Common Stock then outstanding to be an Adverse Person if such person has reported or is required to report such ownership on Schedule 13G under the Securities Exchange Act of 1934 as amended (the "Exchange Act") (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of the Company or engage in any of the actions specified in Item 4 of such Schedule (other than the disposition of the Common Stock) so long as such person neither reports nor is required to report such ownership other than as described in this proviso (the earliest of such dates being called the "Distribution Date").

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 26, 2016, unless earlier redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued after the Distribution Date will be issued with Rights if such shares are issued pursuant to the exercise of stock options or under an employee benefit plan, or upon the conversion of securities issued after adoption of the Rights Agreement. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

If: (i) a Person becomes the beneficial owner of more than 15% of the then outstanding Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interests of the Company and its stockholders); (ii) the Board of Directors declares a person to be an Adverse Person, following the Distribution Date; (iii) at any time after a Stock Acquisition Date, an Acquiring Person or any affiliate merges into or combines with the Company and the Company is the surviving corporation, engages in certain sale, disposition or pledge transactions with the Company, or receives compensation or other financial assistance from the Company; (iv) at any time after a Stock Acquisition Date and during such time there is an Acquiring Person, there is a reclassification of securities, a recapitalization of the Company, or a repurchase by the Company of its Common Stock, or any merger or consolidation of the Company which increases by more than 1% the proportionate share of the outstanding shares of securities of the Company or any of its subsidiaries which is beneficially owned by an Acquiring Person; or (v) at any time after a Stock Acquisition Date and during such time there is an Acquiring Person, and except as necessary for business reasons or required by Nevada law, there is a reduction in the annual rate of dividends paid on shares of Common Stock or such dividend rate is not increased to reflect any reclassification, recapitalization or reorganization that reduces the number of outstanding shares of Common Stock; then, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price multiplied by the number of shares of Common Stock issuable upon exercise of a Right prior to any of the events described in this paragraph (initially, one). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company under the circumstances described below.

For example, at an exercise price of $__x__ per Right, each Right not owned by an Acquiring Person or Adverse Person (or by certain related parties) following an event set forth in the above would entitle its holder to purchase $ 2x worth of Common Stock for $x. Assuming that the Common Stock had a per share value of $y at such time, the holder of each valid Right would be entitled to purchase 2x/y shares of Common Stock for $x.

If at any time following the Stock Acquisition Date, (i) the Company is acquired in a share exchange, merger or other business combination transaction, (other than a merger which follows an offer described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for shares of Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

Subject to certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise, or if no market price exists, based on the determination of value by the Board of Directors of the Company.

The Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right, subject to adjustment, (a) at any time prior to the earlier of (i) twenty days following the Stock Acquisition Date, and (ii) the Expiration Date or (b) after a Stock Acquisition Date but prior to the events in the third preceding paragraph in which all holders of common stock are treated alike not involving an Acquiring Person or an Adverse Person. Notwithstanding the foregoing, the Board of Directors of the Company may not redeem the Rights following a determination that any person is an Adverse Person. The redemption right may be reinstated if following the occurrence of a Stock Acquisition Date and following the expiration of the right of redemption, but prior to any Triggering Event, (i) a Person who is an Acquiring Person transfers or otherwise disposes of a number of shares of Common Stock in one transaction or series of transactions, not directly or indirectly involving the Company or any of its subsidiaries, which did not result in the occurrence of a Triggering Event so that such Acquiring Person is thereafter a Beneficial Owner of 10% or less of the outstanding shares of Common Stock, and (ii) there are no other Acquiring Persons, immediately following the occurrence of the event described above. The Company may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

The Board of Directors of the Company, at its option, at any time and from time to time after the first occurrence of a Triggering Event, may exchange all or part of the then outstanding and exercisable Rights (excluding any Rights that have become void pursuant to the provisions of the Rights Agreement) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after [the Record Date]. Notwithstanding the foregoing, the Board of Directors of the Company may not effect such exchange at any time after any person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary), together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board of Directors of the Company ordering the exchange of any Rights pursuant to the Rights Agreement and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive that number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

The provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date without the approval of the holders of the Rights. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

As of May 26, 2006, there were 20,019,101 shares of Common Stock outstanding. Each share of outstanding Common Stock on [the Record Date] will, after the dividend of the Rights, have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights.

The Rights result in certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. Therefore, the existence of the Rights may deter some potential acquirors from making takeover proposals or tender offers. However, the Rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the Rights should not interfere with a proxy contest.

The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Form of Rights Certificate, is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not constitute a complete explanation of the Rights Agreement and is qualified in its entirety by reference to Exhibit A.

Item 2. Exhibits.

99.1 Rights Agreement, dated as of May 26, 2006, between Resolve Staffing, Inc. and Florida Atlantic Stock Transfer, Inc., as Rights Agent, which includes the Form of Rights Certificate as Exhibit A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RESOLVE STAFFING, INC.

Date: May 26, 2006	By: /s/ Ronald Heineman
Name: Ronald Heineman
Title: Chief Executive Officer